UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 30, 2022, the auditor for Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Hangzhou Lianluo”) made a disclosure to the Shenzhen stock exchange that Newegg Commerce, Inc. (the “Company”) entered into a supplemental agreement (the “Supplemental Agreement”) with Hangzhou Lianluo, Digital Grid (Hong Kong) Technology Co. Limited (“Digital Grid”), Newegg Inc., and Bank of China Limited Zhejiang Branch (“Bank of China”) on April 22, 2022. Pursuant to the Supplemental Agreement, Bank of China agreed to release its lien on common shares of the Company held by Digital Grid in order to facilitate a secondary public offering of certain of those common shares, only if the offering occurs on or prior to June 30, 2022. The description of the Supplement Agreement contained in this Form 6-K is qualified in its entirety by reference to the full text of the agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Supplemental Agreement, entered into on April 22, 2022 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

June 17, 2022	By:
Robert Chang
Chief Financial Officer

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